Filed by NYSE Group, Inc.
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                        to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                                              Subject Companies:
                                NYSE Group, Inc. (Commission File No. 001-32829)
                                                                   Euronext N.V.
                                                              Date: June 8, 2006



On June 7, 2006, NYSE Group, Inc. issued the following news release:

                                   *   *   *



            NYSE GROUP ENGAGES SOCIETE GENERALE AS FINANCIAL ADVISOR
                      IN PROPOSED MERGER WITH EURONEXT N.V.

New York, June 7, 2006 - NYSE Group, Inc. (NYSE: NYX) has engaged Societe Generale Corporate & Investment Banking as a financial advisor for its business combination proposal with Euronext N.V. Societe Generale joins Citigroup Corporate and Investment Banking in representing NYSE Group in this friendly transaction.
     "Societe Generale is a major force in global financial markets, particularly in Europe," said Nelson Chai, Chief Financial Officer and Executive Vice President, NYSE Group. "Societe Generale will effectively complement Citigroup Corporate and Investment Banking, one of the world's leading global financial services company, as we continue to work toward the completion of this transaction."

ABOUT SOCIETE GENERALE CORPORATE & INVESTMENT BANKING
Present in over 45 countries across Europe, the Americas and Asia, Societe Generale Corporate & Investment Banking is a reference bank specialising in:
     o Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
     o Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
     o Structured finance. A worldwide leader in export, project and structured commodity finance.Combining innovation and quality of execution, Societe Generale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions. www.sgcib.com

ABOUT NYSE GROUP, INC.
NYSE Group, Inc. (NYSE:NYX) operates two securities exchanges: the New York Stock Exchange (the "NYSE") and NYSE Arca (formerly known as the Archipelago Exchange, or ArcaEx(R), and the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services. The NYSE is the world's largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies' common stock and other securities. Our listed operating companies represent a total global market capitalization of over $22.9 trillion. In the first quarter 2006, on an average trading day, over 1.7 billion shares, valued at over $65 billion, were traded on the NYSE.

NYSE Arca operates the first open, all-electronic stock exchange in the United States and has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca is also an exchange for trading equity options. NYSE Arca's trading platform links traders to multiple U.S. market centers and provide customers with fast electronic execution and open, direct and anonymous market access.

NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards.

For more information on NYSE Group, go to: www.nyse.com. Information contained on our website does not constitute a part of the prospectus relating to the proposed offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Information set forth in this filing contains forward-looking statements, which involve a number of risks and uncertainties. Euronext and the NYSE Group caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group's filings with the U.S. Securities Exchange Commission (the "SEC"), including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on NYSE Group's website at http://www.nyse.com and the SEC's website at SEC's Web site at www.sec.gov. and in Euronext's filings with the autoriteit financiele markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext's website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

NOT AN OFFER
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
In connection with the proposed business combination transaction, Euronext and the NYSE Group expect that a newly formed holding company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NYSE Group that also constitutes a prospectus of the newly formed holding company. NYSE Group will mail the proxy statement/prospectus to its stockholders and the prospectus will be mailed to Euronext shareholders.

Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed business combination transaction if and when it becomes available because it will contain important information.

You may obtain a free copy of the proxy statement/prospectus (if and when available) and other related documents filed by NYSE Group and the newly formed holding company with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NYSE Group's Web site at http://www.nyse.com and Euronext's website at http://www.euronext.com.

NYSE Group and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the proposed business combination transaction. You can find information about NYSE Group's executive officers and directors in NYSE Group's definitive proxy statement filed with the SEC on April 11, 2006. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NYSE Group by contacting its investor relations department. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.


NYSE GROUP, INC. CONTACTS:
Press:  Rich Adamonis                            Investor Relations:  Gary Stein
Phone: 212.656.2140                              Phone: 212-656-2183
Email:  radamonis@nyse.com                       Email:  gstein@nyse.com

SOCIETE GENERALE CONTACT:
Astrid Brunini
Societe Generale Corporate & Investment Banking Communication
+33 1 42 13 68 71